North Texas Energy, Inc.

Southridge Services	March 11 , 2013
32 West 200 South #136
Salt Lake City, UT 84101

Dear Sir/Madam:

The file(s) shown below are to be submitted to the SEC as correspondence.

•	S-1 Registration Statement Amendment-8 Response Letter

Please submit the correspondence files to the attention of Mr. Kevin Dougherty.

Sincerely,

/s/ Kevin Jones
Kevin Jones, CEO

North Texas Energy, Inc.

March 11, 2013

VIA EDGAR
Kevin Dougherty
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	North Texas Energy, Inc.
Amendment 6 to Registration Statement on Form S-l
Filed November 20, 2012
File No. 333-178251

Dear Mr. Dougherty:

We hereby submit the responses of North Texas Energy, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) dated March 11, 2013 in regards to the above-referenced Amendment 7 to Registration Statement on Form S-1 filed on February 6, 2013.

For convenience of reference, the Staff comments are reprinted below, and are followed by the corresponding response of the Company in italics.  References to page numbers are to the page numbers in Amendment No. 8 to the Form S-1 filed with the Securities and Exchange Commission.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Form S-1, as amended.

 General

1.	Please update the financial statements presented in the registration statement to comply with Rule 8-08 of Regulation S-X.

Response:
Please see updated financial statements included in the Amendment No. 8 to the Form S-1.

The Business of the Company, page 4

Description of the Oil and Gas Lease Rights and Reserves, page 5

2.
In comment three of our November 30, 2012 letter, we asked that you remove all estimates of oil or gas resources other than reserves and any estimated values of such resources as required by Item 1202 of Regulation S-K. You responded “All disclosures of estimates of oil or gas resources other than reserves have been removed.” However, your document discloses figures for “Probable Developed Non-Producing Deposits” and “Possible Undeveloped Non-Producing Deposits” that are included as reserves in your third party engineering report. “Deposits” can be described as accumulations of hydrocarbons in a reservoir. This has no inference as to the likelihood of economic recovery. If you have reason to doubt that these volumes satisfy the SEC definitions for reserves, please remove them from your document. Otherwise, comply with Regulation S-K with the removal of all figures for and references to “deposits”.

Response:
The term “Deposits” was replaced with the correct term “Reserves”.

3.
We note your statements, “Probable reserves have been designated as P50 reserves which are estimated to have a better than 50% chance of being technically and economically producible.” and “Possible reserves have been designated as P10 or P20 reserves – including reserves which, at present, cannot be regarded as 'probable', but which are estimated to have a significant, but less than 50% chance of being technically and economically producible.” Please amend your document to disclose here that your P50 reserves do not include proved reserves and that your P10 and P20 reserves do not include proved or probable reserves.

Response:
The following verbiage was added:
•	Our P50 reserves do not include proved reserves.
•	Our P10 and P20 reserves do not include proved or probable reserves.

Risk Factors, page 8

Our Proposed Business is Inherently Risky, page 9

4.
We note your statements here, “As was discussed earlier in the section ‘The Business of Our Company’, we are entering existing oil fields where proven oil reserves exist.” and on page 10, “In our plans for recovering oil from our proven reserves…”. Since neither of your fields has proved reserves attributed, please remove these references to proved reserves.

Response:
References to proved reserves were removed.

Financial Statements, page 17

Note 1 – Business and Organization, page 23

5.
Please clarify the date you acquired Remington Oil & Gas, Inc. In Note 1 you state this transaction occurred on February 25, 2011; however, elsewhere in the document you indicate it occurred on January 12, 2011.

Response:
The transaction was closed on February 25, 2011 but the agreement was retroactively effective from January 12, 2011. Both Remington and the Company had no activities during the period from January 12, 2011 to February 25, 2011.

6.
We have read your response to prior comment 21 including various assumptions used to determine the fair value assigned to the oil and gas properties acquired in conjunction with your acquisition of Remington Oil & Gas, Inc. Please explain how you estimated the operating expenses and capital costs for the lives of these properties in your computation of future net cash flows and explain why you believe this represents a reasonable approach. In addition, we note that you have discounted the probable and possible estimates by 35% and 70%, respectively, to account for uncertainty of full recovery. Please clarify whether you risk adjusted the probable and possible reserves quantities or the future net cash flows used in estimating the fair value of the oil and gas properties acquired.

Response:
Capital costs were estimated by first preparing a series of plans to address the possible recovery of a portion of the residual oil in place under each of the projects. Authorizations for expenditure for each step of the plan to rework each well and for installation of the injection systems were prepared that included reasonable allocations for labor, materials and a contingency for the unexpected. Maintenance and operating costs were estimated by our third-party petroleum engineer and were based upon his more than thirty years of experience operating waterfloods and MEOR projects throughout the mid-continent. And a numerical model for each of the projects on a monthly basis from inception to the economic limit was constructed.

A reasonable approach to risk means defining a situation sufficiently that predictions can be made that have a high probability of being correct. In this case, the model is based on an examination of the best available data considered by an experienced engineer to be a valid representation of the likely outcome of a particular plan.

We have discounted the probable and possible estimates by 35% and 70%, respectively, to account for uncertainty of full recovery by risk-adjusting the future net cash flows used in estimating the fair value of the oil and gas properties acquired.

Note 8 - Equity, page 27

7.
We note that you have added disclosure to clarify that you are holding the 831,000 shares issued to acquire Remington Oil & Gas Inc. in escrow for administrative purposes. Tell us the reasons the shares are held in escrow and explain why this does not render your acquisition incomplete.

Response:
The term "escrow" was mistakenly used to describe the 831,000 shares of NTE common stock that were allotted by the transfer agent to for the Remington Oil and Gas shareholders. No escrow account has ever existed.

In March 2011, NTE provided the transfer agent copies of the stock certificates and associated subscription documents for each Remington Oil and Gas shareholder. The transfer agent allocated 831,000 shares of NTE common stock for the new shareholders. Since March 2011, each shareholder is mailed periodic status updates that describe the status of our registration process. The latest shareholder status update was mailed on February 22, 2013 which urged shareholders who have not surrendered their Remington Oil and Gas stock certificate to send the Remington certificates to our transfer agent. The 831,000 shares were originally issued in book entry form and physical NTE stock certificates are issued upon the Company's transfer agent receiving the appropriate documentation to complete the issuance of the stock certificates for those outstanding shares.

Exhibits

8.
The consent filed by your auditor does not refer to the correct report date. Please ask your auditor to correct this date when preparing a new consent to be filed with the next amendment to your registration statement.

Response:
A new consent is filed with this amendment as Exhibit 23.1.

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Kevin Jones
Kevin Jones
Chief Executive Officer